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Exhibit 99.1

Third Quarter Report
 2017

Granite REIT 2017 Third Quarter Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three and nine month periods ended September 30, 2017. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2017 and the audited combined financial statements for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards ("IFRS"). The MD&A is prepared as at November 7, 2017 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form ("AIF") for fiscal 2016, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite's business. These non-IFRS measures include net operating income ("NOI"), NOI before straight-line rent and tenant incentive amortization ("NOI — cash basis"), funds from operations ("FFO"), adjusted funds from operations ("AFFO"), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to "NON-IFRS MEASURES" for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2017 Third Quarter Report 1

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2017	2016	2017	2016

Operating highlights
Revenue	$55.3	$56.3	$165.5	$169.1
NOI — cash basis(1)	53.4	55.1	162.1	165.6
Net income attributable to stapled unitholders	51.0	150.3	124.1	249.9
FFO(1)(2)	40.5	42.2	111.6	123.5
AFFO(1)(2)	40.1	41.7	112.8	121.5
Cash flows provided by operating activities	40.5	40.6	120.5	130.0
Distributions paid	30.7	28.7	92.0	84.4
FFO payout ratio(1)(3)	79%	68%	79%	69%
AFFO payout ratio(1)(3)	80%	69%	79%	70%
Per unit amounts
Diluted FFO(1)(2)	$0.86	$0.90	$2.37	$2.62
Diluted AFFO(1)(2)	$0.85	$0.89	$2.39	$2.58
Distributions paid	$0.651	$0.609	$1.953	$1.794
Diluted number of units outstanding	47.2	47.1	47.2	47.1

	September 30, 2017	December 31, 2016

Financial highlights
Investment properties — fair value	$2,749.0	$2,653.1
Cash and cash equivalents	190.9	246.2
Total debt	691.5	657.4
Debt metrics
Leverage ratio(1)	25%	25%
Interest coverage ratio(1)	9.6x	9.6x
Weighted average cost of debt	2.53%	2.53%
Weighted average debt term-to-maturity, in years	5.2	6.0
Property metrics
Number of income-producing properties	92	92
Gross leasable area ("GLA"), square feet	30.2	29.6
Occupancy, by GLA	98.4%	99.4%
Magna as a percentage of revenue for the trailing 12-month period ended(4)	75%	76%
Magna as a percentage of GLA	69%	71%
Weighted average lease term, in years by square footage	6.6	7.0
Overall capitalization rate(5)	8.1%	8.0%

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
In connection with a proxy contest that preceded the June 2017 annual general meeting, Granite incurred $5.9 million ($0.12 per unit) of expenses in the second quarter of 2017. In the third quarter of 2017, Granite recognized $1.6 million ($0.03 per unit) relating to lease termination and close-out fees in revenue. FFO, AFFO and the per unit amounts include the $5.9 million of proxy contest expenses and the $1.6 million of lease termination and close-out fees.
(3)
FFO payout ratio and AFFO payout ratio exclude the $5.9 million of proxy contest expenses and the $1.6 million of lease termination and close-out fees.
(4)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite no longer uses effective with the first quarter of 2017.
(5)
Refer to "Valuation Metrics by Investment Property Asset Category" in "Investment Properties" section.
2 Granite REIT 2017 Third Quarter Report

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 90 income-producing properties. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The property portfolio is located in nine countries and the lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the euro ("€") and the US dollar ("US$"). Granite's investment properties by geographic location, number and square footage are summarized below:

(1)
Includes three income-producing properties acquired on October 6, 2017 (see "SIGNIFICANT MATTERS").

Strategic Outlook

Management is identifying and pursuing value creation opportunities that will build on Granite's existing foundation while managing the existing real estate portfolio, leveraging the balance sheet and investing to grow and diversify the asset base.

In 2017 and beyond, management expects to pursue:

  •
  Property, portfolio and corporate acquisitions, including capitalizing on any potential regional disparities, market disruptions or cyclical downturns across international geographies;

  •
  Development opportunities from within Granite's existing portfolio and from acquired real estate assets;

  •
  Joint ventures and similar arrangements with local operating partners;
Granite REIT 2017 Third Quarter Report 3

  •
  The targeted sale of certain non-core properties, primarily Magna-tenanted; and

  •
  Further investments with tenants, including Magna, in support of their growth where management believes it is in the best long-term economic interest of Granite.

Granite's long-term strategy is to continue to build a high quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see "INVESTMENT PROPERTIES") over the long-term.

SIGNIFICANT MATTERS

Acquisition of Three Properties in the United States

On October 6, 2017, Granite completed the acquisition of a 2.2 million square foot portfolio of three modern warehouse and logistics properties in the United States at a purchase price of $154.8 million (US$ 122.8 million) which represents an in-going yield of approximately 6.1%. Two of the properties are located in Monroe, Ohio, 30 miles north of Cincinnati and the third in Olive Branch, Mississippi, 27 miles southeast of Memphis. The properties are located in two central U.S. logistic markets that are experiencing rapid growth in tenant demand, rental rates and absorption. These modern properties, with an average age of less than six years, are 100% occupied and have a flexible design and multiple enhanced features including 32-foot clear heights, cross dock capabilities and excess truck and trailer storage. The properties are occupied by five tenants who operate in diverse industries with none being in the automotive sector and the leases have a weighted average term to maturity of 4.9 years.

Increase in Distributions

The targeted annualized distribution will increase 4.6% to $2.72 (22.7 cents per month) per stapled unit commencing with the declaration of the monthly distribution for December 2017 and payable in mid- January 2018.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite's investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite's reporting currency, relative to the euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite's business are shown in the following table:

	Average Exchange Rates								Period End Exchange Rates
	Three Months Ended September 30,				Nine Months Ended September 30,
									September 30, 2017	December 31, 2016
	2017	2016	Change		2017	2016	Change				Change

$ per €1.00	1.472	1.456	1%		1.454	1.476	(1%	)	1.478	1.417	4%
$ per US$ 1.00	1.253	1.305	(4%	)	1.307	1.323	(1%	)	1.251	1.343	(7%	)

For the three months ended September 30, 2017 compared to the prior year period, the average exchange rates of the Canadian dollar to the euro and US dollar were higher and lower, respectively, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite's

4 Granite REIT 2017 Third Quarter Report

European operations and decreased the Canadian dollar equivalent of revenue and expenses from Granite's U.S. operations. On a net basis, the effect of the changes in exchange rates was a decrease in each of revenue, NOI — cash basis, net income, FFO and AFFO.

The average exchange rates for the nine months ended September 30, 2017 were lower when compared to those for the nine months ended September 30, 2016 as a result of the relative strengthening of the Canadian dollar vis-à-vis the euro and US dollar, which, on a comparative basis, decreased the Canadian dollar equivalent of revenue, NOI — cash basis, net income, FFO and AFFO from Granite's European and U.S. operations.

For the three and nine month periods ended September 30, 2017, the impact of the changes in average exchange rates on operating results was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended September 30,	Nine Months Ended September 30,
(in millions, except per unit information)	2017 vs 2016	2017 vs 2016

Increase (decrease) in revenue	$(0.4)	$(1.7)
Increase (decrease) in NOI — cash basis	(0.3)	(1.6)
Increase (decrease) in net income	(0.5)	(1.0)
Increase (decrease) in FFO	(0.4)	(1.3)
Increase (decrease) in AFFO	(0.3)	(1.2)
Increase (decrease) in FFO per unit	$(0.01)	$(0.03)
Increase (decrease) in AFFO per unit	$(0.01)	$(0.03)

The period end exchange rates of the Canadian dollar to the euro and US dollar on September 30, 2017 were higher and lower, respectively, when compared to the December 31, 2016 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite's European subsidiaries were higher on a comparative basis, whereas the Canadian dollar equivalent of assets and liabilities from Granite's U.S. operations were lower when compared to December 31, 2016.

Operating Results

Revenue

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	$ change	2017	2016	$ change

Rental revenue and tenant recoveries	$53.7	$56.3	(2.6)	$163.9	$169.1	(5.2)
Lease termination and close-out fees	1.6	—	1.6	1.6	—	1.6

Revenue	$55.3	$56.3	(1.0)	$165.5	$169.1	(3.6)

Granite REIT 2017 Third Quarter Report 5

Revenue for the three month period ended September 30, 2017 decreased $1.0 million to $55.3 million from $56.3 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.3 million from Consumer Price Index based increases and $0.4 million from fixed contract adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $1.4 million during the quarter;

  •
  the termination of a lease for a property in Canada and the close-out fee received from a tenant who vacated a property in Germany during the third quarter of 2017 increased revenue by $1.2 million and $0.4 million, respectively;

  •
  the renewal or extension of leases primarily in Canada and the United States at rental rates which were lower than the expiring lease rates contributed to a $2.3 million reduction in revenue while the leasing of a property in Canada and additional space in Poland increased revenue by $0.3 million in the third quarter;

  •
  a lease for a property in the United States that expired on March 31, 2017 and was vacant in the third quarter of 2017 resulted in a $1.7 million reduction in revenue and the lease expiry in the third quarter of 2017 for a property in Germany reduced revenue by $0.3 million. The disposals of income-producing properties in the United States in the prior year reduced revenue by $0.2 million; and

  •
  foreign exchange had a net $0.4 million negative impact as the relative strengthening of the Canadian dollar against the US dollar decreased revenue by $0.6 million while the weakening of the Canadian dollar against the euro increased revenue by $0.2 million.
6 Granite REIT 2017 Third Quarter Report

Revenue for the nine month period ended September 30, 2017 decreased $3.6 million to $165.5 million from $169.1 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $1.1 million from Consumer Price Index based increases and $1.0 million from fixed contract adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $3.9 million;

  •
  the termination of a lease for a property in Canada and the close-out fee received from a tenant who vacated a property in Germany in the third quarter of 2017 increased revenue by $1.2 million and $0.4 million, respectively;

  •
  primarily as a result of the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates, revenue decreased by $6.2 million while the leasing of two completed development properties in the United States and one completed development property in Poland increased revenue by $1.6 million and $0.4 million, respectively;

  •
  a lease for a property in the United States that expired on March 31, 2017 resulted in a $3.4 million reduction in revenue and the lease expiry in the third quarter of 2017 for a property in Germany reduced revenue by $0.3 million. The disposals of income-producing properties in the United States and Germany in the prior year reduced revenue by $1.7 million; and

  •
  foreign exchange had a net negative impact of $1.7 million primarily as a result of the relative strengthening of the Canadian dollar against the euro and US dollar which decreased revenue by $1.1 million and $0.5 million, respectively.
Granite REIT 2017 Third Quarter Report 7

Revenue by major currency for the three and nine months ended September 30, 2017 and 2016 was as follows:

Revenue by Currency

Third Quarter 2017	Third Quarter 2016

Nine Months 2017	Nine Months 2016

As a majority of the Trust's revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to hedge its exposure to foreign currencies and minimize the potential impact that foreign currency rate changes may have on Granite's operating results, cash flows and distributions.

8 Granite REIT 2017 Third Quarter Report

Net Operating Income

NOI in the three months ended September 30, 2017 was $51.6 million compared to $54.3 million in the three months ended September 30, 2016. NOI in the nine months ended September 30, 2017 was $157.3 million compared to $163.4 million in the nine months ended September 30, 2016. NOI — cash basis excludes the impact of straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI — cash basis was $53.4 million in the three months ended September 30, 2017 compared with $55.1 million in the prior year period. NOI — cash basis was $162.1 million in the nine months ended September 30, 2017 compared with $165.6 million in the prior year period. The changes in NOI and NOI — cash basis are detailed below:

Changes in NOI and NOI — Cash Basis

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	$ change	2017	2016	$ change

Revenue	$55.3	$56.3	(1.0)	$165.5	$169.1	(3.6)
Less:
Lease termination and close-out fees	1.6	—	1.6	1.6	—	1.6
Property operating costs	2.1	2.0	0.1	6.6	5.7	0.9

NOI	51.6	54.3	(2.7)	157.3	163.4	(6.1)
Add (deduct):
Straight-line rent amortization	0.4	(0.6)	1.0	0.8	(1.7)	2.5
Tenant incentive amortization	1.4	1.4	—	4.0	3.9	0.1

NOI — cash basis	$53.4	$55.1	(1.7)	$162.1	$165.6	(3.5)

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite's employee compensation expenses are included in property operating costs.

Property operating costs primarily arise from vacant properties, if any, and from a minority of properties that are managed by Granite under gross leases. The majority of Granite's leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties and, therefore, are not included in Granite's property operating costs. As a result of these favourable lease terms, property operating costs are not a significant component of Granite's business currently.

Tenant incentive amortization mainly represents tenant allowances provided to tenants that are recognized in income evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid or payable to Magna in respect of the lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended September 30, 2017 decreased $1.7 million to $53.4 million from $55.1 million in the prior year period as a result of the $1.0 million decrease in revenue, as noted previously, and a $1.6 million decrease to exclude the lease termination and close-out fees, partially offset by an increase of $1.0 million in straight-line rent amortization primarily associated with the rent-free periods for two completed development properties in the United States in the prior year period.

Granite REIT 2017 Third Quarter Report 9

NOI — cash basis for the nine month period ended September 30, 2017 decreased $3.5 million to $162.1 million from $165.6 million in the prior year period as a result of the $3.6 million decrease in revenue, as noted previously, a $1.6 million decrease to exclude the lease termination and close-out fees, and a $0.9 million increase in property costs primarily related to expenses associated with a property in the United States that was vacant during the second and third quarters of 2017 and incremental costs for the recently developed property in Poland. This was partially offset by an increase of $2.5 million in straight-line rent amortization mainly associated with the rent-free periods in the prior year for two completed development properties in the United States.

NOI — cash basis for the three and nine months ended September 30, 2017 and 2016 by geography was as follows:

NOI — Cash Basis by Geography

Third Quarter 2017	Third Quarter 2016

Nine Months 2017	Nine Months 2016

10 Granite REIT 2017 Third Quarter Report

Granite's property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite's operating results of any particular country's economic downturn.

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	$ change	2017	2016	$ change

Salaries and benefits	$2.8	$3.2	(0.4)	$9.0	$10.0	(1.0)
Audit, legal and consulting	0.8	0.9	(0.1)	2.5	3.4	(0.9)
Trustee/director fees and related expenses	0.3	0.4	(0.1)	1.0	1.3	(0.3)
Unit-based compensation including distributions and revaluations	0.7	0.8	(0.1)	3.3	1.4	1.9
Other public entity costs	0.4	0.3	0.1	1.3	1.2	0.1
Office rents	0.2	0.2	—	0.7	0.7	—
Other	0.5	0.5	—	1.6	2.2	(0.6)

General and administrative expenses	$5.7	$6.3	(0.6)	$19.4	$20.2	(0.8)

General and administrative expenses for the three month period ended September 30, 2017 decreased $0.6 million from the prior year period due to a $0.4 million decrease in salaries and benefits primarily as a result of a reduction in headcount. General and administrative expenses in the third quarters of 2017 and 2016 included a fair value remeasurement expense associated with the unit-based compensation plans of less than $0.1 million and $0.4 million, respectively.

Additional details pertaining to the components of the change in general and administrative expenses for the nine month period ended September 30, 2017 as compared to the prior year period are as follows:

  •
  salaries and benefits decreased $1.0 million primarily as a result of a reduction in headcount;

  •
  audit, legal and consulting costs decreased $0.9 million primarily due to various corporate advisory fees and administrative matters, such as temporary staff replacements, which took place in the prior year period; and

  •
  unit-based compensation costs increased $1.9 million primarily due to i) additional grants awarded under the unit-based compensation plans and ii) the fair value remeasurement of the unit-based compensation liabilities resulting from an increase in the market price of the Trust's stapled units. General and administrative expenses in the nine month periods ended September 30, 2017 and 2016 included a fair value remeasurement expense of $1.2 million and $0.4 million, respectively.

Proxy Contest Expenses

In the nine month period ended September 30, 2017, Granite incurred expenses of $5.9 million in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a

Granite REIT 2017 Third Quarter Report 11

$2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the annual general meeting. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs for the three month periods ended September 30, 2017 and 2016 were $4.7 million and $4.9 million, respectively. The $0.2 million decrease is primarily due to refinancing initiatives undertaken in the fourth quarter of 2016 whereby the interest savings from the higher cost mortgages and construction loans repaid in November 2016 were partially offset by the interest expense associated with the increased leverage from the debentures issued in December 2016.

Net interest expense and other financing costs for the nine month periods ended September 30, 2017 and 2016 were $14.0 million and $14.8 million, respectively. The $0.8 million decrease is primarily due to refinancing initiatives undertaken in the fourth quarter of 2016, as noted previously.

As at September 30, 2017 and 2016, Granite's weighted average cost of debt was 2.53% and 3.04%, respectively, and the weighted average debt term-to-maturity was 5.2 years as at September 30, 2017.

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange losses of $0.6 million and foreign exchange gains of $0.8 million for the three month periods ended September 30, 2017 and 2016, respectively. The $1.4 million increase in net foreign exchange losses is primarily due to the remeasurement of certain monetary assets of the Trust that are denominated in US dollars and euros.

Granite recognized net foreign exchange losses and gains of $1.4 million and $0.4 million for the nine month periods ended September 30, 2017 and 2016, respectively. The $1.7 million increase in net foreign exchange losses is primarily due to the remeasurement of certain monetary assets of the Trust that are denominated in US dollars and euros as well as lower realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $17.0 million and $135.0 million in the three month periods ended September 30, 2017 and 2016, respectively. In the three month period ended September 30, 2017, the net fair value gains of $17.0 million were attributable to several factors and, in particular, from i) a compression in discount and terminal capitalization rates for certain multi-purpose properties primarily located in the United States and ii) favourable changes in leasing assumptions including new leases executed for a multi-purpose property in the United States and a modern warehouse property located in Poland (see "INVESTMENT PROPERTIES").

The net fair value gains on investment properties in the three month period ended September 30, 2016 of $135.0 million were primarily attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties (see "INVESTMENT PROPERTIES"), for which binding agreements were concluded with Magna in the third quarter of 2016. The changes in leasing assumptions during the third quarter of 2016 generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

Net fair value gains on investment properties were $26.9 million and $169.7 million in the nine month periods ended September 30, 2017 and 2016, respectively. In the nine month period ended September 30, 2017, the net fair value gains of $26.9 million were attributable to i) a compression in discount and terminal

12 Granite REIT 2017 Third Quarter Report

capitalization rates for certain modern warehouse and multi-purpose properties (see "INVESTMENT PROPERTIES") located in the United States and Germany resulting from market demand which led to improved asset pricing, ii) favourable changes in leasing assumptions for certain special purpose properties in Canada and the United States related to the long-term contractual lease terms and certainty of cash flows and iii) favourable changes in leasing assumptions from new leases executed at a multi-purpose property in the United States and a modern warehouse property in Poland. These factors contributing to the fair value gains in the nine month period ended September 30, 2017 were partially offset by unfavourable changes in leasing assumptions relating to market rent decreases and re-leasing and renewal activities as well as capital expenditure assumptions for certain multi-purpose properties in Canada and the United States.

The net fair value gains on investment properties in the nine month period ended September 30, 2016 of $169.7 million were primarily attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions in the third quarter of 2016, as noted above, for 15 properties tenanted by Magna.

Loss on Sale of Investment Properties

The loss on sale of investment properties of $1.1 million for the three month period ended September 30, 2016 was primarily related to the costs associated with the sale of two income-producing properties in the United States for aggregate gross proceeds of $10.0 million.

The loss on sale of investment properties of $2.4 million for the nine month period ended September 30, 2016 was primarily related to the costs associated with the sale of seven income-producing properties in the United States, Germany and Austria for aggregate gross proceeds of $42.0 million.

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	$ change	2017	2016	$ change

Foreign operations	$1.2	$1.2	—	$3.8	$3.7	0.1
Withholding taxes	—	—	—	1.0	0.3	0.7
Related to sale of investment property	—	0.6	(0.6)	—	1.3	(1.3)
Other	0.5	0.2	0.3	1.4	0.3	1.1

Current tax expense	1.7	2.0	(0.3)	6.2	5.6	0.6
Deferred tax expense	7.1	23.0	(15.9)	13.7	36.4	(22.7)

Income tax expense	$8.8	$25.0	(16.2)	$19.9	$42.0	(22.1)

For the three months ended September 30, 2017, the Trust incurred lower current tax expense compared to the prior year period primarily due to i) the disposition of a property in the third quarter of 2016 and ii) a tax recovery recorded in the third quarter of 2016 as a result of the net favourable impact of changes in tax reserves.

For the nine months ended September 30, 2017, the Trust incurred higher current tax expense compared to the prior year period primarily due to i) withholding tax expense on increased inter-company dividends

Granite REIT 2017 Third Quarter Report 13

received from its foreign operations, ii) an increase in tax reserves expensed in 2017 and iii) the favourable settlement of tax audits in 2016, partially offset by the current tax expense associated with property disposals in 2016.

The decline in deferred tax expense for the three and nine months ended September 30, 2017 compared to the prior year periods was primarily related to the reduction of fair value gains and the decline in timing differences associated with tax depreciation in jurisdictions in which deferred taxes are recorded.

Net Income and Net Income Attributable to Stapled Unitholders

For the three month period ended September 30, 2017, net income was $51.0 million compared to $150.2 million in the prior year period. The $99.2 million net decrease was primarily due to an $118.0 million decrease in net fair value gains on investment properties, as noted previously, partially offset by a corresponding decrease in deferred income tax expense.

For the nine month period ended September 30, 2017, net income was $124.2 million compared to $251.2 million in the prior year period. The $127.0 million net decrease was primarily due to an $142.8 million decrease in net fair value gains on investment properties, as noted previously, partially offset by a corresponding decrease in deferred income tax expense.

Net income attributable to stapled unitholders for the three month periods ended September 30, 2017 and 2016 was $51.0 million and $150.3 million, respectively. The non-controlling interests' share of net income and loss for the third quarters of 2017 and 2016, respectively, was $0.1 million.

Net income attributable to stapled unitholders for the nine month periods ended September 30, 2017 and 2016 was $124.1 million and $249.9 million, respectively. The non-controlling interests' share of net income for the nine month periods ended September 30, 2017 and 2016, respectively, was less than $0.1 million and $1.3 million. The decrease in the non-controlling interests' share of net income is attributed to the Trust's purchase of the remaining interests in four subsidiaries from third parties in November 2016.

14 Granite REIT 2017 Third Quarter Report

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and nine months ended September 30, 2017 and 2016 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit information)
		2017	2016	2017	2016

Net income attributable to stapled unitholders		$51.0	$150.3	$124.1	$249.9
Add (deduct):
Fair value gains on investment properties, net		(17.0)	(135.0)	(26.9)	(169.7)
Fair value losses (gains) on financial instruments		(0.9)	2.6	0.4	2.4
Acquisition transaction costs		0.3	—	0.3	—
Loss on sale of investment properties		—	1.1	—	2.4
Current income tax expense associated with the sale of investment properties		—	0.6	—	1.3
Deferred income tax expense		7.1	23.0	13.7	36.4
Non-controlling interests relating to the above		—	(0.4)	—	0.8

FFO	[A]	$40.5	$42.2	$111.6	$123.5
Add (deduct):
Maintenance or improvement capital expenditures		(0.6)	(0.8)	(1.4)	(1.6)
Leasing commissions paid		(1.3)	(0.3)	(1.4)	(2.4)
Tenant incentives paid		(0.3)	(0.3)	(0.8)	(0.7)
Tenant incentive amortization		1.4	1.4	4.0	3.9
Straight-line rent amortization		0.4	(0.6)	0.8	(1.7)
Non-controlling interests relating to the above		—	0.1	—	0.5

AFFO	[B]	$40.1	$41.7	$112.8	$121.5

Per unit amounts:
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.86	$0.90	$2.37	$2.62
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.85	$0.89	$2.39	$2.58
Basic number of stapled units outstanding	[C]	47.1	47.1	47.1	47.1
Diluted number of stapled units outstanding	[D]	47.2	47.1	47.2	47.1

Granite REIT 2017 Third Quarter Report 15

Funds From Operations

FFO for the three month period ended September 30, 2017 was $40.5 million ($0.86 per unit) compared to $42.2 million ($0.90 per unit) in the prior year period. The $1.7 million ($0.04 per unit) decrease in FFO is summarized below:

Change in FFO

(1)
Excludes current tax expense of $0.6 million associated with the sale of investment properties in 2016.

Excluding the lease termination and close-out fees of $1.6 million ($0.03 per unit) recognized in the third quarter of 2017, FFO would have been $38.9 million ($0.82 per unit) compared to $42.2 million ($0.90 per unit) in the prior year period.

FFO for the nine month period ended September 30, 2017 was $111.6 million ($2.37 per unit) compared to $123.5 million ($2.62 per unit) in the prior year period. The $11.9 million ($0.25 per unit) decrease in FFO is summarized below:

Change in FFO

(1)
Excludes current tax expense of $1.3 million associated with the sale of investment properties in 2016.
16 Granite REIT 2017 Third Quarter Report

Excluding the proxy contest expenses of $5.9 million ($0.12 per unit) and the lease termination and close-out fees of $1.6 million ($0.03 per unit) recognized in revenue in the second and third quarters of 2017, respectively, FFO would have been $115.9 million ($2.46 per unit) in the nine month period ended September 30, 2017 compared to $123.5 million ($2.62 per unit) in the prior year period.

Adjusted Funds From Operations

AFFO for the three month period ended September 30, 2017 was $40.1 million ($0.85 per unit) compared to $41.7 million ($0.89 per unit) in the prior year period. The net $1.6 million ($0.04 per unit) decrease in AFFO was primarily due to the $1.7 million decrease in FFO, as noted previously. Excluding the lease termination and close-out fees of $1.6 million ($0.03 per unit), AFFO for the three months ended September 30, 2017 would have been $38.5 million ($0.82 per unit) compared to $41.7 million ($0.89 per unit) in the prior year period.

AFFO for the nine month period ended September 30, 2017 was $112.8 million ($2.39 per unit) compared to $121.5 million ($2.58 per unit) in the prior year period. The net $8.7 million ($0.19 per unit) decrease in AFFO was due to the $11.9 million decrease in FFO, as noted above, partially offset by a $1.0 million reduction in leasing commissions paid and a $2.5 million decrease in straight-line rent amortization, both primarily related to the lease-up of two developed properties in the United States in 2016. Excluding the proxy contest expenses of $5.9 million ($0.12 per unit) and the lease termination and close-out fees of $1.6 million ($0.03 per unit) recognized in revenue in the second and third quarters of 2017, respectively, AFFO would have been $117.1 million ($2.48 per unit) in the nine month period ended September 30, 2017 compared to $121.5 million ($2.58 per unit) in the prior year period.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing properties are substantially for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last five years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Land held for development includes a 16 acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space. Construction is expected to commence once Granite's pre-leasing objectives are achieved. Land held for development also includes a 29 acre site located in Plainfield, Indiana which is being held for future development and could provide for up to 0.5 million square feet of logistics-industrial space.

Granite REIT 2017 Third Quarter Report 17

Summary attributes of the investment properties at September 30, 2017 and December 31, 2016 were as follows:

Investment Properties Summary

(in millions, except as noted)
As at September 30 and December 31,	2017	2016

Investment properties — fair value	$2,749.0	$2,653.1
Income-producing properties	2,742.3	2,646.3
Land held for development	6.7	6.8
Overall capitalization rate	8.1%	8.0%
Number of properties	94	94
Income-producing properties	92	92
Land held for development	2	2
Property metrics
GLA, square feet	30.2	29.6
Occupancy, by GLA	98.4%	99.4%
Weighted average lease term, in years by square footage	6.6	7.0
Total number of tenants	37	35
Magna as a percentage of revenue for the trailing 12-month period ended(1)	75%	76%
Magna as a percentage of GLA	69%	71%

(1)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite no longer uses effective with the first quarter of 2017.

The fair value of the investment properties by asset category as at September 30, 2017 and December 31, 2016 was as follows:

Fair Value of Investment Properties by Asset Category

September 30, 2017	December 31, 2016

Note — number of properties denoted in parentheses

18 Granite REIT 2017 Third Quarter Report

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at September 30, 2017 and December 31, 2016 was as follows:

Fair Value of Investment Properties by Geography

September 30, 2017	December 31, 2016

Note — number of properties denoted in parentheses

The change in the fair value of investment properties by asset category during the nine months ended September 30, 2017 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2017	Fair value gains (losses)	Capital expenditures	Foreign exchange gains (losses)	Other changes	September 30, 2017

Modern warehouse facilities	$600.0	13.3	0.2	(14.3)	1.7	$600.9
Multi-purpose facilities	696.3	2.2	6.2	2.3	0.8	707.8
Special purpose properties	1,350.0	11.4	70.8	4.8	(3.4)	1,433.6

Income-Producing Properties	2,646.3	26.9	77.2	(7.2)	(0.9)	2,742.3
Land Held For Development	6.8	—	—	(0.1)	—	6.7

	$2,653.1	$26.9	$77.2	$(7.3)	$(0.9)	$2,749.0

Granite REIT 2017 Third Quarter Report 19

During the nine months ended September 30, 2017, the fair value of investment properties increased by $95.9 million, primarily due to:

  •
  net fair value gains of $26.9 million which were attributable to i) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in the United States and Germany resulting from market demand which led to improved asset pricing, ii) favourable changes in leasing assumptions for certain special purpose properties in Canada and the United States related to the long-term contractual lease terms and certainty of cash flows and iii) favourable changes in leasing assumptions from new leases executed at a multi-purpose property in the United States and a modern warehouse property in Poland. These factors contributing to the fair value gains in the nine month period ended September 30, 2017 were partially offset by the unfavourable changes in leasing assumptions relating to market rent decreases and re-leasing and renewal activities as well as capital expenditure assumptions for certain multi-purpose properties in Canada and the United States;

  •
  capital expenditures of $77.2 million, of which $70.8 million related to the building expansions at two special purpose properties in the United States purchased from Magna and $4.0 million related to improvement capital expenditures to a multi-purpose property located in Michigan, United States leased to a non-Magna tenant during the third quarter of 2017. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are geared toward generating new investment streams and/or increasing the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property; and

  •
  foreign exchange losses of $7.3 million, which primarily included $56.6 million of foreign exchange losses from the relative strengthening of the Canadian dollar against the US dollar, partially offset by foreign exchange gains of $48.0 million resulting from the weakening of the Canadian dollar against the euro.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the nine month period ended September 30, 2017. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 3 to the unaudited condensed combined financial statements for the three and nine month periods ended

20 Granite REIT 2017 Third Quarter Report

September 30, 2017. In addition, valuation metrics for Granite's investment properties by asset category as at September 30, 2017 and December 31, 2016 were as follows:

Valuation Metrics by Investment Property Asset Category

Weighted Average(1)	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties
							Total
As at September 30 and December 31,
	2017	2016	2017	2016	2017	2016	2017	2016

Overall capitalization rate(2)	6.45%	6.54%	9.58%	9.38%	8.01%	8.03%	8.06%	8.03%
Terminal capitalization rate	6.57%	6.63%	7.81%	7.85%	8.22%	8.22%	7.70%	7.74%
Discount rate	7.06%	7.14%	8.31%	8.31%	7.83%	7.82%	7.74%	7.80%

(1)
Weighted based on investment property fair value.
(2)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of investment properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at September 30, 2017 is presented below:

Sensitivity Analysis of Fair Value of Investment Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate

+50 bps	2,631.0	2,663.4	2,653.2
+25 bps	2,717.8	2,703.5	2,699.1

Base rate	$2,749.0	$2,749.0	$2,749.0

-25 bps	2,915.0	2,792.2	2,794.3
-50 bps	3,029.4	2,841.5	2,843.5

Leasing Profile

Magna, Granite's Largest Tenant

At September 30, 2017, Magna International Inc. or one of its operating subsidiaries was the tenant at 61 (December 2016 — 63) of Granite's income-producing properties and comprised 75% (December 2016 — 76%) of Granite's trailing 12-month revenues and 69% (December 2016 — 71%) of Granite's GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody's Investor Service, A- with a stable outlook by Standard & Poor's and A(low) with a stable outlook by DBRS Limited. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including producing body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Granite REIT 2017 Third Quarter Report 21

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases. Granite's properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company, however, Magna International Inc. is the tenant under certain of Granite's leases. The terms of the lease arrangements with Magna generally provide for the following:

  •
  the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

  •
  rent escalations based on either fixed-rate steps or inflation;

  •
  renewal options tied to market rental rates or inflation;

  •
  environmental indemnities from the tenant; and

  •
  a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at September 30, 2017, Granite had 36 other tenants from various industries which in aggregate comprised 25% of revenues for the trailing 12-month period ended September 30, 2017. Of these tenants, each individually made up less than 3% of the Trust's revenue during the trailing 12-month period ended September 30, 2017.

Lease Expiration

As at September 30, 2017, Granite's portfolio had a weighted average lease term by square footage of 6.6 years (December 31, 2016 — 7.0 years) with lease expiries by GLA (in thousands of square feet) and the related trailing 12-month rental revenue excluding tenant recoveries ("TTM Revenue" in millions) as set out in the table below:

22 Granite REIT 2017 Third Quarter Report

Lease Expiration Summary

		Vacancies(1)	2017(2)		2018		2019		2020		2021		2022		2023 and Beyond
	Total GLA	Sq Ft	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $	Sq Ft	TTM Revenue $

Canada	7,726	—	—	0.3	1,564	7.7	435	2.4	1,033	6.9	316	2.9	736	7.5	3,642	29.8
United States	9,015	176	—	—	989	5.6	166	1.3	226	1.4	87	0.7	1,233	5.5	6,138	43.4
Austria	8,091	—	—	—	655	3.0	392	3.6	—	—	389	2.6	802	9.1	5,853	41.3
Germany	3,151	300	—	—	292	2.0	303	1.6	195	1.5	308	2.4	283	2.1	1,470	10.3
Netherlands	1,441	—	—	—	314	2.0	500	3.1	627	4.4	—	—	—	—	—	—
Other	751	—	—	—	90	0.7	136	0.6	133	0.1	336	2.9	56	0.2	—	—

Total	30,175	476	—	0.3	3,904	21.0	1,932	12.6	2,214	14.3	1,436	11.5	3,110	24.4	17,103	124.8

% of portfolio:
* by sq ft	100%	1.6%	—%		12.9%		6.4%		7.3%		4.8%		10.3%		56.7%
* by TTM Revenue	100%			0.1%		10.1%		6.0%		6.8%		5.5%		11.7%		59.8%

(1)Vacancies

  •
  A non-Magna tenant terminated its lease for 0.1 million square feet of leasable space at a property in New Jersey, United States in connection with its bankruptcy proceedings during the second quarter of 2017.

  •
  On March 31, 2017, as a result of a lease expiry, Magna vacated a 0.3 million square foot income-producing property in Michigan, United States, of which 0.1 million square feet of leasable space remains vacant at September 30, 2017.

  •
  As a result of a lease expiry, Magna vacated a 0.3 million square foot income-producing property in Altbach, Germany in the third quarter of 2017. The TTM Revenue for this property was $1.4 million as at September 30, 2017. An additional $0.4 million close-out fee was recorded in revenue in the third quarter of 2017 as a result of the tenant vacating the property.

(2)2017 Expiries

  •
  Magna did not renew a lease expiring on December 31, 2017 for vacant land in Ontario, Canada. The TTM Revenue for this property was $0.3 million as at September 30, 2017.

Leasing Activity

Other New Leases, Extensions and Non-renewals

Select leasing activity through November 7, 2017 related to space expiring beyond 2017 included the following:

i)  2018 Expiries

    Of the 28 leases expiring in 2018 and included in the above Lease Expiration Summary:

  •
  Magna did not renew a lease expiring on January 31, 2018 for a 0.1 million square foot income-producing property in Canada. The TTM Revenue for this property was $0.8 million as at September 30, 2017.

  •
  A lease expiring on May 31, 2018 for a 0.3 million square foot property in the Netherlands leased to a non-Magna tenant was not extended. The TTM Revenue for this property was $2.0 million at September 30, 2017.
Granite REIT 2017 Third Quarter Report 23

  •
  Magna did not renew a lease expiring on July 31, 2018 for a 0.1 million square foot income-producing property in Canada. The TTM Revenue for this property was $0.3 million as at September 30, 2017.

  •
  During the third quarter of 2017, a non-Magna tenant exercised its option to terminate its lease for a 0.3 million square foot property in Canada. The tenant will be vacating in August 2018 and the TTM Revenue for this property was $0.6 million as at September 30, 2017. An additional $1.2 million termination fee was recorded in revenue in the third quarter of 2017 as a result of the tenant providing its notice to terminate.

  •
  Two leases expiring August 1, 2018 for an aggregate of 0.3 million square feet for two properties located in Canada and leased to Magna were renewed to August 2023. The TTM Revenue for the two leases were $0.7 million and $0.6 million respectively as at September 30, 2017.

  •
  Two leases expiring August 26, 2018 for an aggregate of 0.3 million square feet for two properties located in Canada and leased to Magna were renewed to August 2023. The TTM Revenue for the two leases were $0.9 million and $0.6 million respectively as at September 30, 2017.

  •
  Magna extended a lease expiring on August 28, 2018 to August 2025 for a 0.1 million square foot property located in Germany. The TTM Revenue for this property was $0.4 million as at September 30, 2017.

  •
  A non-Magna tenant did not renew a lease expiring on August 31, 2018 for a 0.1 million square foot property in Canada. The TTM Revenue for this property was $0.5 million as at September 30, 2017.

  •
  A lease expiring December 31, 2018 for a 0.2 million square foot property located in Canada and leased to Magna was renewed to December 2023. The TTM Revenue for this property was $1.0 million as at September 30, 2017.

ii)  2019 Expiries

  •
  A lease expiring on October 31, 2019 for a 0.3 million square foot property in Germany leased to a non-Magna tenant was extended to December 2029, with a termination option exercisable by the tenant in 2026. The TTM Revenue for this property was $1.6 million as at September 30, 2017.

iii)  New Leases

  •
  During the third quarter of 2017, 0.2 million square feet of leasable space at the property in Michigan, United States was leased to a non-Magna tenant who is expected to take possession of the premises in the first quarter of 2018. The lease term is 20 years with a termination option exercisable by the tenant in 2033. The annual revenue for this lease is expected to be $4.2 million (US$ 3.4 million). As noted above, this property had been vacated by Magna on March 31, 2017 as a result of a lease expiry.

  •
  On October 6, 2017, Granite acquired three modern warehouse properties in the United States consisting of 2.2 million square feet of leasable area that is 100% leased to five non-Magna tenants with a weighted average lease term of 4.9 years. The annual revenue for the three properties is expected to be $9.8 million (US$ 7.9 million).

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs. For the three and nine month periods ended September 30, 2017, the Trust incurred leasing costs and lease incentives of $2.9 million and $3.5 million, respectively.

24 Granite REIT 2017 Third Quarter Report

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $440.7 million as at September 30, 2017 compared to $496.0 million at December 31, 2016, as summarized below:

Sources of Available Liquidity

As at September 30 and December 31,	2017	2016

Cash and cash equivalents	$190.9	$246.2
Unused portion of credit facility(1)	249.8	249.8

Available liquidity	$440.7	$496.0

Unencumbered assets(2)	$2,749.0	$2,653.1

(1)
See "Debt Structure — Credit Facility".
(2)
Unencumbered assets represent the carrying value of investment properties that are not encumbered by secured debt.

Additional sources of liquidity available to Granite include cash flow generated from operations and, if necessary, financing that may be obtained on its unencumbered assets.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) short-term financing available from the credit facility and/or (iv) the issuance of unsecured debentures or equity, subject to market conditions.

Cash Flow Components

Components of the Trust's cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	$ change	2017	2016	$ change

Cash and cash equivalents, beginning of period	$196.5	$158.5	38.0	$246.2	$119.1	127.1
Cash provided by operating activities	40.5	40.6	(0.1)	120.5	130.0	(9.5)
Cash provided by (used in) investing activities	(8.5)	7.0	(15.5)	(80.9)	21.1	(102.0)
Cash used in financing activities	(36.2)	(33.3)	(2.9)	(98.6)	(92.2)	(6.4)
Effect of exchange rate changes on cash and cash equivalents	(1.4)	2.4	(3.8)	3.7	(2.8)	6.5

Cash and cash equivalents, end of period	$190.9	$175.2	15.7	$190.9	$175.2	15.7

Granite REIT 2017 Third Quarter Report 25

Operating Activities

In the three month period ended September 30, 2017, operating activities generated cash of $40.5 million compared to $40.6 million in the prior year period. The decrease of $0.1 million over the prior year period was due to various factors including the following:

  •
  an increase in leasing commissions paid of $1.0 million, partially offset by;

  •
  a decrease in cash used in working capital changes of $1.6 million, which was primarily related to an increase in deferred revenue from greater rent prepayments received in the current year period.

In the nine month period ended September 30, 2017, operating activities generated cash of $120.5 million compared to $130.0 million in the prior year period. The decrease of $9.5 million over the prior year period was primarily related to the following:

  •
  $5.9 million of incremental expenses related to the proxy contest as discussed previously;

  •
  an increase in income taxes paid of $3.1 million, primarily due to the receipt of a recovery from a favourable outcome of an income tax audit in the prior year period; and

  •
  a decrease in cash provided by working capital changes of $2.9 million, primarily related to a reduction in accounts payable and accrued liabilities in 2017 due to unit-based compensation payments made to former directors/trustees, a decrease in value-added tax receivable in 2016 associated with the construction in Poland, partially offset by an increase in deferred revenue from greater rent prepayments received in the current period.

  These were partially offset by:

  •
  a reduction in leasing commissions paid of $1.0 million; and

  •
  a reduction in interest paid of $1.6 million due to the repayment in November 2016 of the mortgages and construction loans, the interest on which was paid monthly.

Investing Activities

Investing activities for the three month period ended September 30, 2017 used cash of $8.5 million and primarily related to a $7.2 million deposit on three income-producing properties acquired subsequent to the third quarter of 2017. Investing activities for the three month period ended September 30, 2016 generated net cash of $7.0 million, which primarily consisted of net proceeds of $8.9 million from the disposal of two income-producing properties during the quarter, partially offset by investment property capital expenditures of $0.7 million relating to maintenance projects in Canada and $1.0 million for a developed property in the United States.

Investing activities for the nine month period ended September 30, 2017 used cash of $80.9 million of which $70.8 million related to the purchase of expansion capital expenditures for additions constructed at two special purpose properties in the United States and $7.2 million consisted of a deposit on three income-producing properties acquired subsequent to the third quarter of 2017. Investing activities for the nine month period ended September 30, 2016 generated cash of $21.1 million. The major components included $39.6 million of net proceeds received from the disposition of seven income-producing properties, partially offset by $16.6 million of investment property capital expenditures primarily related to development or expansion for properties in Poland and the United States and $1.6 million for maintenance or improvement capital expenditures for properties located in Canada and the United States.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2017 of $36.2 million related to $30.7 million of distribution payments and $5.5 million to repurchase the Trust's stapled units

26 Granite REIT 2017 Third Quarter Report

under the normal course issuer bid. For the three month period ended September 30, 2016, financing activities used cash of $33.3 million which primarily related to distributions paid of $28.7 million, $6.5 million of repayments of US dollar denominated bank indebtedness and $0.4 million of repayments of US dollar secured long-term debt, partially offset by $2.3 million of proceeds from secured long-term debt borrowings to fund tenant improvement expenditures incurred at properties in the United States.

Cash used in financing activities for the nine month period ended September 30, 2017 of $98.6 million comprised distribution payments of $92.0 million, repurchases of the Trust's stapled units of $5.5 million and $1.0 million of financing costs paid largely in connection with the debenture issuance in December 2016. For the nine month period ended September 30, 2016, financing activities used cash of $92.2 million which largely comprised distribution payments of $84.4 million and $18.0 million of US dollar denominated bank indebtedness repayments, partially offset by $11.5 million of US dollar secured long-term debt borrowings used to fund tenant improvement expenditures at the two developed properties in the United States which were leased to non-Magna tenants.

Debt Structure

Granite's debt structure and key debt metrics as at September 30, 2017 and December 31, 2016 were as follows:

Summary Debt Structure and Debt Metrics

As at September 30 and December 31,		2017	2016

Unsecured debentures, net		$647.2	$646.8
Cross currency interest rate swaps, net		44.3	10.6

Total debt	[A]	691.5	657.4
Less: cash and cash equivalents		190.9	246.2

Net debt	[B]	$500.6	$411.2

Investment properties, all unencumbered by secured debt	[C]	$2,749.0	$2,653.1

Adjusted EBITDA(1)	[D]	$181.0	$188.2
Trailing 12-month interest expense	[E]	$18.8	$19.6
Debt metrics
Leverage ratio(1)	[A]/[C]	25%	25%
Net leverage ratio(1)	[B]/[C]	18%	15%
Interest coverage ratio(1)	[D]/[E]	9.6x	9.6x
Unencumbered asset coverage ratio(1)	[C]/[A]	4.0x	4.0x
Indebtedness ratio(1)	[A]/[D]	3.8x	3.5x
Weighted average cost of debt		2.53%	2.53%
Weighted average debt term-to-maturity, in years		5.2	6.0
Ratings and outlook
DBRS		BBB stable	BBB stable
Moody's		Baa2 stable	Baa2 stable

(1)
Represents a non-IFRS measure. For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
Granite REIT 2017 Third Quarter Report 27

Unsecured Debentures and Cross Currency Interest Rate Swaps

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures"). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2017, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $398.0 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at September 30, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $30.3 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2017, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.1 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at September 30, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $14.0 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2019. The credit facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At September 30, 2017, the Trust had $0.2 million in letters of credit issued against the credit facility and no amounts drawn. Subsequent to September 30, 2017, Granite borrowed US$ 93.0 million from the credit facility which was primarily used to fund the acquisition of three income-producing properties (see "SIGNIFICANT MATTERS — Acquisition of Three Properties in the United States").

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At September 30, 2017, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite's unsecured debentures and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at September 30, 2017, Granite was in compliance with all of these covenants.

28 Granite REIT 2017 Third Quarter Report

Credit Ratings

On April 18, 2017, Moody's Investors Service, Inc. ("Moody's") confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. Upon issuance of the 2023 Debentures in December 2016, DBRS Limited ("DBRS") assigned a credit rating of BBB with a stable trend to the 2023 Debentures. On May 26, 2016, DBRS confirmed the BBB rating on the 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders' Equity

Outstanding Stapled Units

As at the date of this MD&A, the Trust had 46,932,269 stapled units issued and outstanding.

Distributions

On November 7, 2017, the Trust increased its targeted annualized distribution to $2.72 (22.7 cents per month) per stapled unit from $2.60 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2017 and payable in mid-January 2018.

Granite REIT's monthly distribution to unitholders is currently 21.7 cents per stapled unit. For 2017, based on this current monthly rate, Granite expects to make total annual distributions of $2.60 per stapled unit. Distributions declared to stapled unitholders in the three month periods ended September 30, 2017 and 2016 were $30.7 million or 65.1 cents per stapled unit and $28.7 million or 60.9 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine months ended September 30, 2017 and 2016 were $92.0 million or $1.95 per stapled unit and $84.9 million or $1.81 per stapled unit, respectively. On October 17, 2017, distributions of $10.2 million or 21.7 cents per stapled unit were declared and will be paid on November 15, 2017.

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Net income	$51.0	$150.2	$124.2	$251.2

Cash flows provided by operating activities	40.5	40.6	120.5	130.0
Distributions paid and payable	(30.7)	(28.7)	(92.0)	(84.9)

Cash flows from operating activities in excess of distributions paid and payable	$ 9.8	$11.9	$28.5	$45.1

Distributions for the three and nine month periods ended September 30, 2017 and 2016 were funded with cash flows from operating activities.

Granite REIT 2017 Third Quarter Report 29

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect distributions.

Normal Course Issuer Bid

On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. In order to facilitate repurchases of the outstanding stapled units during specified blackout periods, Granite entered into an automatic securities purchase plan with a broker. Pursuant to the NCIB, Granite purchased 122,767 stapled units for total consideration of $6.1 million as at September 30, 2017 and an additional 89,300 units for consideration of $4.5 million subsequent to the quarter-end. These repurchases were made at an average trading price per unit of $49.93.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At September 30, 2017, the Trust had contractual commitments related to construction and development projects amounting to approximately $24.0 million of which $6.4 million will be reimbursed from a tenant. The construction and development projects are expected to be completed during the remainder of 2017 and the first quarter of 2018 and are expected to be funded by cash from operations and/or Granite's credit facility. At September 30, 2017, the Trust also had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.4
Later than 1 year and not later than 5 years	1.7
Later than 5 years	—

$2.1

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

30 Granite REIT 2017 Third Quarter Report

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 4, 6, 13 and 15 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2017.

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of AFFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as distributions declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that are unusual and can be a source of variance between periods. The FFO payout

Granite REIT 2017 Third Quarter Report 31

ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)		2017	2016	2017	2016

Distributions declared to unitholders	[A]	$30.7	$28.7	$92.0	$84.9
FFO		40.5	42.2	111.6	123.5
Add: proxy contest expenses		—	—	5.9	—
Deduct: lease termination and close-out fees		(1.6)	—	(1.6)	—

FFO adjusted for the above	[B]	$38.9	$42.2	$115.9	$123.5
AFFO		40.1	41.7	112.8	121.5
Add: proxy contest expenses		—	—	5.9	—
Deduct: lease termination and close-out fees		(1.6)	—	(1.6)	—

AFFO adjusted for the above	[C]	$38.5	$41.7	$117.1	$121.5
FFO payout ratio	[A]/[B]	79%	68%	79%	69%
AFFO payout ratio	[A]/[C]	80%	69%	79%	70%

Net operating income

NOI is defined as rental revenue and tenant recoveries less property operating costs. Granite also uses NOI on a cash basis, which adjusts NOI for straight-line rent and tenant incentive amortization recognized during the period (see "RESULTS OF OPERATIONS — Net Operating Income"). These are widely used measures by the real estate industry and Granite believes that NOI and NOI — cash basis are useful supplementary measures of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is revenue. Such measures are also key inputs in Granite's determination of the fair value of its investment property portfolio.

Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, income tax expense, depreciation and amortization expense, early redemption costs of unsecured debentures, proxy contest expenses, fair value gains (losses) on investment properties and financial instruments, acquisition transaction costs and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage

32 Granite REIT 2017 Third Quarter Report

ratio and indebtedness ratio noted below. This measure is also defined in Granite's debt agreements and used in calculating the Trust's debt covenants.

For the 12 months ended September 30 and December 31,	2017	2016

Net income	$153.7	$280.7
Add (deduct):
Lease termination and close-out fees	(1.6)	—
Interest expense and other financing costs, net	18.8	19.6
Income tax expense	25.5	47.6
Depreciation and amortization	0.4	0.7
Fair value gains on investment properties, net	(33.1)	(175.9)
Fair value losses (gains) on financial instruments	(0.8)	1.2
Loss on sale of investment properties	—	2.4
Acquisition transaction costs	0.3	—
Early redemption costs of unsecured debentures	11.9	11.9
Proxy contest expenses	5.9	—

Adjusted EBITDA	$181.0	$188.2

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust's ability to meet its interest expense obligations (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust's ability to repay outstanding debt using its operating cash flows (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to

Granite REIT 2017 Third Quarter Report 33

be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2016. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2016. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. The Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the nine month period ended September 30, 2017. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited

34 Granite REIT 2017 Third Quarter Report

condensed combined financial statements for the three and nine month periods ended September 30, 2017 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the accompanying condensed combined financial statements for the three and nine month periods ended September 30, 2017 are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2016.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the three and nine month periods ended September 30, 2017 are described below. Granite intends to adopt these standards when they become effective.

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is progressing in

Granite REIT 2017 Third Quarter Report 35

its implementation plan with respect to the adoption of IFRS 9 and does not believe there will be a significant impact on the combined financial statements from adopting this standard.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is progressing in its implementation plan with respect to the adoption of IFRS 15. Based on the Trust's assessment to date, the standard is not expected to have a significant impact on the combined financial statements.

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land which is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria. A right-of-use asset addition and obligation liability will be recorded for these lease obligations as well.

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust does not believe there will be a significant impact on the combined financial statements from adopting this standard.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the third quarter of 2017, there were no changes in the Trust's internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite's AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2016, and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2017.

36 Granite REIT 2017 Third Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q3'17	Q2'17	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16	Q4'15

Operating highlights(1)(2)
Revenue	$55.3	$55.0	$55.2	$54.3	$56.3	$56.4	$56.4	$54.9
NOI — cash basis(1)	$53.4	$54.2	$54.5	$55.0	$55.1	$54.9	$55.9	$54.6
Fair value gain (loss) on investment properties, net	$17.0	$17.2	$(7.3)	$6.2	$135.0	$26.0	$8.7	$11.0
Net income attributable to stapled unitholders	$51.0	$42.9	$30.3	$29.4	$150.3	$57.2	$42.4	$45.2
Cash provided by operating activities	$40.5	$33.8	$46.2	$30.0	$40.6	$40.4	$48.9	$34.8
FFO(1)	$40.5	$31.6	$39.6	$26.2	$42.2	$39.9	$41.4	$39.5
AFFO(1)	$40.1	$32.5	$40.3	$27.8	$41.7	$38.1	$41.7	$39.1
FFO payout ratio(1)	79%	82%	78%	77%	68%	72%	67%	69%
AFFO payout ratio(1)	80%	80%	76%	74%	69%	75%	66%	69%
Per unit amounts
Diluted FFO(1)	$0.86	$0.67	$0.84	$0.56	$0.90	$0.85	$0.88	$0.84
Diluted AFFO(1)	$0.85	$0.69	$0.86	$0.59	$0.89	$0.81	$0.89	$0.83
Cash distributions paid	$0.651	$0.651	$0.651	$0.609	$0.609	$0.609	$0.576	$0.576
Financial highlights
Investment properties	$2,749.0	$2,758.0	$2,717.6	$2,653.1	$2,674.5	$2,511.3	$2,534.8	$2,592.4
Cash and cash equivalents	$190.9	$196.5	$189.7	$246.2	$175.2	$158.5	$143.4	$119.2
Total debt	$691.5	$682.7	$650.5	$657.4	$572.0	$561.8	$582.3	$589.3
Diluted weighted average units outstanding	47.2	47.2	47.1	47.1	47.1	47.1	47.0	47.0
Property metrics
Number of income-producing properties	92	92	92	92	92	94	96	98
GLA, square feet	30.2	30.2	30.1	29.6	29.5	29.9	30.4	30.5
Occupancy, by GLA	98.4%	98.1%	98.4%	99.4%	99.1%	99.1%	98.9%	97.0%
Weighted average lease term, years	6.6	6.7	6.9	7.0	7.2	5.4	4.7	4.7

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
The quarterly financial data reflects fluctuations in revenue, FFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q3'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants vacating or expecting to vacate properties. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees as this revenue is unusual and can be a source of variance between periods.

•
Q2'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $5.9 million proxy contest expenses as this cost is unusual and can be a source of variance between periods.

•
Q4'16 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $11.9 million early redemption expense as this cost is unusual and can be a source of variance between periods.
Granite REIT 2017 Third Quarter Report 37

  •
  Q3'16 — Fair value gain on investment properties of $135.0 million included the positive changes to leasing assumptions, which generally resulted in increased certainty and the extension of contractual cash flows, relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, concluded with Magna.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities; Granite's ability to dispose of any non-core assets on satisfactory terms; the expected revenues from new leasing activity; and the expected amount of any distributions, including any expected increases, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

38 Granite REIT 2017 Third Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and nine months ended September 30, 2017 and 2016

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	September 30, 2017	December 31, 2016

ASSETS
Non-current assets:
Investment properties	3	$2,748,990	$2,653,095
Acquisition deposit	16	7,382	—
Deferred tax assets		5,834	6,399
Fixed assets, net		966	775
Other assets		730	714

		2,763,902	2,660,983
Current assets:
Accounts receivable		2,020	1,066
Income taxes receivable		241	381
Prepaid expenses and other	7	2,632	2,434
Restricted cash		515	563
Cash and cash equivalents	12(d)	190,921	246,215

Total assets		$2,960,231	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	4	$647,170	$646,768
Cross currency interest rate swaps	4	44,291	10,641
Deferred tax liabilities		249,254	238,251
Other liability	5	—	7,777

		940,715	903,437
Current liabilities:
Other liability	5	8,629	—
Deferred revenue	7	9,838	5,489
Accounts payable and accrued liabilities	7	35,838	31,465
Distributions payable	8	10,206	10,226
Income taxes payable		15,006	11,289

Total liabilities		1,020,232	961,906

Equity:
Stapled unitholders' equity	9	1,938,307	1,948,207
Non-controlling interests		1,692	1,529

Total equity		1,939,999	1,949,736

Total liabilities and equity		$2,960,231	$2,911,642

Commitments and contingencies (note 15)
See accompanying notes

40 Granite REIT 2017 Third Quarter Report

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016

Rental revenue and tenant recoveries		$53,715	$56,347	$163,858	$169,111
Lease termination and close-out fees		1,607	—	1,607	—

Revenue		55,322	56,347	165,465	169,111
Property operating costs	10(a)	2,108	2,000	6,620	5,689
General and administrative expenses	10(b)	5,675	6,253	19,416	20,175
Proxy contest expenses	10(c)	—	—	5,866	—
Depreciation and amortization		28	176	272	531
Interest expense and other financing costs, net	10(d)	4,658	4,851	14,037	14,790
Foreign exchange losses (gains), net		630	(800)	1,376	(366)
Fair value gains on investment properties, net	3	(17,034)	(134,967)	(26,909)	(169,715)
Fair value losses (gains) on financial instruments	10(e)	(937)	2,553	428	2,386
Acquisition transaction costs	16	296	—	296	—
Loss on sale of investment properties		—	1,070	—	2,444

Income before income taxes		59,898	175,211	144,063	293,177
Income tax expense	11	8,854	24,970	19,911	42,013

Net income		$51,044	$150,241	$124,152	$251,164

Net income attributable to:
Stapled unitholders		$50,983	$150,293	$124,107	$249,897
Non-controlling interests		61	(52)	45	1,267

		$51,044	$150,241	$124,152	$251,164

See accompanying notes

Granite REIT 2017 Third Quarter Report 41

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016

Net income		$51,044	$150,241	$124,152	$251,164
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		(29,282)	32,817	(2,005)	(52,873)
Fair value gain (loss) on cross currency interest rate swaps(1)	4(b)	(9,282)	(13,515)	(34,685)	4,321
Net foreign exchange gain on net investment hedge, includes income taxes of nil(1)		—	31	—	1,330

Total other comprehensive income (loss)		(38,564)	19,333	(36,690)	(47,222)

Comprehensive income		$12,480	$169,574	$87,462	$203,942

(1)
Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders	$12,413	$169,518	$87,289	$203,128
Non-controlling interests	67	56	173	814

Comprehensive income	$12,480	$169,574	$87,462	$203,942

See accompanying notes

42 Granite REIT 2017 Third Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Number of units (000s)				Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests
Nine Months Ended September 30, 2017		Stapled units	Contributed surplus	Deficit				Equity

As at January 1, 2017	47,123	$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736
Net income	—	—	—	124,107	—	124,107	45	124,152
Other comprehensive income (loss)	—	—	—	—	(36,818)	(36,818)	128	(36,690)
Distributions	—	—	—	(92,029)	—	(92,029)	(10)	(92,039)
Units issued under the stapled unit plan	22	977	—	—	—	977	—	977
Units repurchased for cancellation	(124)	(5,554)	(583)	—	—	(6,137)	—	(6,137)

As at September 30, 2017	47,021	$2,123,801	$60,842	$(363,252)	$116,916	$1,938,307	$1,692	$1,939,999

Nine Months Ended September 30, 2016	Number of units (000s)		Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2016	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787
Net income	—		—	—	249,897	—	249,897	1,267	251,164
Other comprehensive loss	—		—	—	—	(46,769)	(46,769)	(453)	(47,222)
Distributions	—		—	—	(84,945)	—	(84,945)	(351)	(85,296)
Units issued under the stapled unit plan	56		2,097	—	—	—	2,097	—	2,097
Units repurchased for cancellation	—	(1)	(1)	—	—	—	(1)	—	(1)

As at September 30, 2016	47,073		$2,126,294	$61,425	$(392,140)	$173,731	$1,969,310	$10,219	$1,979,529

(1)
20 stapled units were repurchased

See accompanying notes

Granite REIT 2017 Third Quarter Report 43

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016

OPERATING ACTIVITIES
Net income		$51,044	$150,241	$124,152	$251,164
Items not involving current cash flows	12(a)	(7,881)	(106,499)	(3,138)	(124,312)
Leasing commissions paid		(1,276)	(259)	(1,359)	(2,382)
Tenant incentives paid		(304)	(295)	(810)	(675)
Current income tax expense	11(a)	1,740	1,986	6,190	5,564
Income taxes recovered (paid)		(1,026)	(663)	(2,809)	324
Interest expense		4,372	4,512	13,075	13,734
Interest paid		(3,559)	(4,216)	(11,721)	(13,309)
Changes in working capital balances	12(b)	(2,565)	(4,160)	(3,086)	(158)

Cash provided by operating activities		40,545	40,647	120,494	129,950

INVESTING ACTIVITIES
Investment properties:
Proceeds from disposals, net		—	8,903	—	39,566
Capital expenditures
— Maintenance or improvements		(622)	(733)	(1,453)	(1,577)
— Developments or expansions		(448)	(964)	(71,695)	(16,637)
Acquisition deposit		(7,249)	—	(7,249)	—
Fixed asset additions		(193)	(157)	(500)	(181)
Increase in other assets		—	(33)	—	(91)

Cash provided by (used in) investing activities		(8,512)	7,016	(80,897)	21,080

FINANCING ACTIVITIES
Distributions paid		(30,680)	(28,667)	(92,048)	(84,416)
Proceeds from secured long-term debt		—	2,278	—	11,534
Repayments of secured long-term debt		—	(352)	—	(927)
Repayments of bank indebtedness		—	(6,474)	—	(18,046)
Financing costs paid		—	—	(1,000)	(25)
Repurchase of stapled units		(5,518)	—	(5,518)	—
Other financing activities		—	(100)	(19)	(352)

Cash used in financing activities		(36,198)	(33,315)	(98,585)	(92,232)

Effect of exchange rate changes on cash and cash equivalents		(1,386)	2,328	3,694	(2,769)

Net increase (decrease) in cash and cash equivalents during the period		(5,551)	16,676	(55,294)	56,029
Cash and cash equivalents, beginning of period		196,472	158,508	246,215	119,155

Cash and cash equivalents, end of period	12(d)	$190,921	$175,184	$190,921	$175,184

See accompanying notes

44 Granite REIT 2017 Third Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(All amounts as at September 30, 2017 and December 31, 2016 and for the three and nine month periods ended September 30, 2017 and 2016 are unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, in addition to tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 7, 2017.

2. SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three and nine month periods ended September 30, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, prepared in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2016.

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

Granite REIT 2017 Third Quarter Report 45

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Accounting Policies

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2016.

(d)
Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is progressing in its implementation plan with respect to the adoption of IFRS 9 and does not believe there will be a significant impact on the combined financial statements from adopting this standard.

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust is progressing in its implementation plan with respect to the adoption of IFRS 15. Based on the Trust's assessment to date, the standard is not expected to have a significant impact on the combined financial statements.

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land which is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent

46 Granite REIT 2017 Third Quarter Report

  expense associated with office space in Toronto, Canada and Vienna, Austria. A right-of-use asset addition and obligation liability will be recorded for these lease obligations as well.

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust does not believe there will be a significant impact on the combined financial statements from adopting this standard.

3. INVESTMENT PROPERTIES

As at	September 30, 2017	December 31, 2016

Income-Producing Properties	$2,742,313	$2,646,292
Land Held For Development	6,677	6,803

	$2,748,990	$2,653,095

Changes in investment properties are shown in the following table:

	Nine Months Ended September 30, 2017			Year Ended December 31, 2016
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development

Balance, beginning of period	$2,646,292	$—	$6,803	$2,576,562	$8,651	$7,173
Additions
— Capital expenditures:
Maintenance or improvements	5,957	—	—	2,089	—	—
Developments or expansions	71,212	—	—	8,224	5,826	—
— Completed projects	—	—	—	13,685	(13,685)	—
— Leasing commissions	2,897	—	—	2,058	—	—
— Tenant incentives	574	—	—	1,458	—	—
Fair value gains, net	26,909	—	—	175,924	—	—
Foreign currency translation, net	(7,175)	—	(126)	(89,096)	(792)	(370)
Disposals	—	—	—	(42,014)	—	—
Amortization of straight-line rent	(750)	—	—	371	—	—
Amortization of tenant incentives	(4,042)	—	—	(5,229)	—	—
Other changes	439	—	—	2,260	—	—

Balance, end of period	$2,742,313	$—	$6,677	$2,646,292	$—	$6,803

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on

Granite REIT 2017 Third Quarter Report 47

values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

	September 30, 2017			December 31, 2016
	Maximum	Minimum	Weighted average(1)	Maximum	Minimum	Weighted average(1)

Canada
Discount rate	8.25%	6.50%	7.16%	8.25%	6.50%	7.17%
Terminal capitalization rate	8.00%	5.75%	6.68%	8.00%	5.75%	6.68%
United States
Discount rate	11.00%	6.25%	7.85%	10.75%	6.25%	7.88%
Terminal capitalization rate	10.75%	5.75%	7.69%	11.25%	5.75%	7.69%
Germany
Discount rate	9.00%	6.50%	7.91%	9.00%	7.00%	8.03%
Terminal capitalization rate	9.50%	5.75%	7.94%	9.50%	5.75%	8.06%
Austria
Discount rate	9.00%	8.00%	8.33%	9.00%	8.00%	8.33%
Terminal capitalization rate	9.50%	8.50%	8.83%	9.50%	8.50%	8.83%
Netherlands
Discount rate	7.50%	6.70%	7.02%	7.50%	6.85%	7.09%
Terminal capitalization rate	7.30%	7.25%	7.28%	7.30%	7.15%	7.23%
Other
Discount rate	10.00%	6.75%	8.71%	10.00%	9.00%	9.69%
Terminal capitalization rate	10.50%	7.25%	8.90%	10.50%	7.35%	9.79%
Total
Discount rate	11.00%	6.25%	7.74%	10.75%	6.25%	7.80%
Terminal capitalization rate	10.75%	5.75%	7.70%	11.25%	5.75%	7.74%

(1)
Weighted based on income-producing property fair value.

Included in investment properties is $10.1 million (December 31, 2016 — $11.3 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 15).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases are as follows:

Not later than 1 year	$220,003
Later than 1 year and not later than 5 years	719,370
Later than 5 years	769,738

$1,709,111

48 Granite REIT 2017 Third Quarter Report

4. UNSECURED DEBENTURES, NET
(a)
Unsecured debentures, net, consist of:

As at		September 30, 2017		December 31, 2016

	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding

3.788% Debentures	July 5, 2021	$249,145	$250,000	$248,979	$250,000
3.873% Debentures	November 30, 2023	398,025	400,000	397,789	400,000

		$647,170	$650,000	$646,768	$650,000

(b)
Cross currency interest rate swaps consist of:

As at	September 30, 2017	December 31, 2016

Financial liability
2021 Cross Currency Interest Rate Swap — fair value	$14,037	$443
2023 Cross Currency Interest Rate Swap — fair value	30,254	10,198

	$44,291	$10,641

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million for $250.0 million on July 5, 2021.

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% interest payments from the debentures that mature in 2023 for euro denominated payments at a 2.43% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million for $400.0 million on November 30, 2023.

The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three and nine month periods ended September 30, 2017, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

5. OTHER LIABILITY

As at September 30, 2017, the other liability consists of a tenant allowance payable of $8.6 million (December 31, 2016 — $7.8 million). This tenant allowance payable of €6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The payable of €6.0 million was discounted and is being accreted to its face value through a charge to interest expense.

Granite REIT 2017 Third Quarter Report 49

6. BANK INDEBTEDNESS

Effective December 11, 2014, Granite REIT Holdings Limited Partnership ("Granite LP") entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2019. At September 30, 2017, Granite LP had $0.2 million in letters of credit issued against the Credit Facility and no amounts drawn from the Credit Facility. Subsequent to September 30, 2017, Granite LP borrowed US$ 93.0 million from the Credit Facility which was primarily used to fund the acquisition of three income-producing properties (note 16).

7. CURRENT ASSETS AND CURRENT LIABILITIES

Prepaid Expenses and Other

As at September 30, 2017, prepaid expenses and other assets primarily included unrealized gains on foreign exchange forward contracts of $1.1 million (December 31, 2016 — $1.5 million), prepaid insurance premiums of $0.6 million (December 31, 2016 — $0.5 million) and public entity listing fees of $0.1 million (December 31, 2016 — nil).

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

As at	September 30, 2017	December 31, 2016

Accounts payable	$7,253	$5,660
Accrued salaries, incentives and severance	3,493	5,161
Accrued interest payable	7,586	5,201
Accrued construction payable	5,944	1,922
Accrued professional fees	2,062	2,283
Accrued employee unit-based compensation	2,691	1,474
Accrued trustee/director unit-based compensation	1,100	6,568
Other accrued liabilities(1)	5,709	3,196

	$35,838	$31,465

(1)
Included in other accrued liabilities at September 30, 2017 is $0.6 million associated with the repurchase of stapled units under the Normal Course Issuer Bid.

8. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2017 were $30.7 million (2016 — $28.7 million) or 65.1 cents per stapled unit (2016 - 60.9 cents per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2017 were $92.0 million (2016 — $84.9 million) or $1.95 per stapled unit (2016 — $1.81 per stapled unit). Distributions payable at September 30, 2017 of $10.2 million, representing the September 2017 distribution, were paid on October 16, 2017. On October 17, 2017, distributions of $10.2 million or 21.7 cents per stapled unit were declared and will be paid on November 15, 2017.

50 Granite REIT 2017 Third Quarter Report

9. STAPLED UNITHOLDERS' EQUITY
(a)
Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. As at September 30, 2017 and December 31, 2016, there were no options outstanding.

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2017		2016
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

DSUs outstanding, January 1	147	$35.43	135	$35.51
Granted	17	48.60	21	39.01
Settled	(142)	50.81	—	—

DSUs outstanding, September 30	22	$39.91	156	$35.98

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2017		2016
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

Stapled units outstanding, January 1	82	$42.34	72	$41.03
New grants	48	45.68	27	37.05
Forfeited(1)	(3)	45.23	—	37.33
Settled(2)	(22)	45.36	(57)	38.24

Stapled units outstanding, September 30	105	$43.22	42	$40.05

  (1)
  Three thousand stapled units (2016 — 198 stapled units) were forfeited during the nine month period ended September 30, 2017.
  (2)
  22 thousand stapled units (2016 — 57 thousand stapled units) were settled during the nine month period ended September 30, 2017.
Granite REIT 2017 Third Quarter Report 51

  The Trust's unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

DSPs for trustees/directors	$202	$611	$1,734	$1,145
Stapled Unit Plan for employees	738	283	2,189	750
Option Plan	—	69	—	105

Unit-based compensation expense	$940	$963	$3,923	$2,000

Fair value remeasurement expense included in the above	$6	$436	$1,240	$436

(b)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at September 30,	2017	2016

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$165,551	$196,522
Fair value losses on derivatives designated as net investment hedges	(48,635)	(22,791)

	$116,916	$173,731

  (1)
  Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

(c)
Normal Course Issuer Bid

  On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. As at September 30, 2017, Granite has repurchased 122,767 stapled units for consideration of $6.1 million. The $0.6 million difference between the repurchase price and the average cost of the stapled units was charged to contributed surplus. An additional 89,300 units for consideration of $4.5 million were repurchased subsequent to the quarter-end.

52 Granite REIT 2017 Third Quarter Report

10. COSTS AND EXPENSES (INCOME)
(a)
Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Non-recoverable from tenants:
Property taxes and utilities	$328	$85	$828	$612
Legal	87	47	256	239
Consulting	20	181	287	374
Environmental and appraisals	154	144	501	363
Repairs and maintenance	173	197	544	411
Ground rents	157	156	466	474
Other	168	157	445	487

	1,087	967	3,327	2,960

Recoverable from tenants:
Property taxes and utilities	586	634	1,805	1,599
Repairs and maintenance	160	147	466	387
Property management fees	168	157	503	431
Other	107	95	519	312

	1,021	1,033	3,293	2,729

Property operating costs	$2,108	$2,000	$6,620	$5,689

(b)
General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Salaries and benefits	$2,801	$3,158	$8,983	$9,963
Audit, legal and consulting	779	884	2,516	3,373
Trustee/director fees and related expenses	288	367	1,036	1,300
Unit-based compensation including distributions and revaluations	722	758	3,306	1,448
Other public entity costs	380	348	1,294	1,201
Office rents	224	229	673	679
Other	481	509	1,608	2,211

	$5,675	$6,253	$19,416	$20,175

(c)
Proxy contest expenses

  In connection with the proxy contest that preceded the June 2017 annual general meeting ("AGM"), Granite incurred $5.9 million of expenses in the nine month period ended September 30, 2017. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the AGM. Sandpiper Group received

Granite REIT 2017 Third Quarter Report 53

  $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

(d)
Interest expense and other financing costs, net consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Interest and amortized issuance costs relating to debentures	$4,323	$3,675	$12,936	$11,165
Interest on mortgages payable and construction loans	—	815	—	2,467
Amortization of deferred financing costs	54	48	164	145
Other interest and accretion charges	430	394	1,365	1,349

	4,807	4,932	14,465	15,126
Capitalized interest	—	—	—	(91)
Interest income	(149)	(81)	(428)	(245)

	$4,658	$4,851	$14,037	$14,790

(e)
Fair value losses (gains) on financial instruments consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Foreign exchange forward contracts, net	$(937)	$378	$428	$(1,158)
Interest rate caps	—	—	—	79
Contingent consideration	—	2,175	—	3,465

	$(937)	$2,553	$428	$2,386

11. INCOME TAXES
(a)
The major components of the income tax expense are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Current income tax expense	$1,740	$1,986	$6,190	$5,564
Deferred income tax expense	7,114	22,984	13,721	36,449

Income tax expense	$8,854	$24,970	$19,911	$42,013

  Included in current income tax expense for the three month period ended September 30, 2016 is a $0.6 million expense associated with the disposition of a property in the United States. For the nine month period ended September 30, 2016, current tax expense includes a $2.3 million expense associated with the disposition of properties in Germany and the United States and a $1.0 million recovery associated with the disposition of a property in Austria.

54 Granite REIT 2017 Third Quarter Report

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Income before income taxes	$59,898	$175,211	$144,063	$293,177

Expected income taxes at the Canadian statutory tax rate of 26.5% (2016 — 26.5%)	$15,873	$46,431	$38,177	$77,692
Income distributed and taxable to unitholders	(9,984)	(29,067)	(21,631)	(50,746)
Net foreign rate differentials	618	5,806	270	8,553
Net change in provisions for uncertain tax positions	573	230	1,507	787
Net permanent differences	2,078	312	1,967	3,851
Withholding taxes and other	(304)	1,258	(379)	1,876

Income tax expense	$8,854	$24,970	$19,911	$42,013

12. DETAILS OF CASH FLOWS
(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Straight-line rent amortization	$424	$(619)	$750	$(1,667)
Tenant incentive amortization	1,368	1,363	4,042	3,899
Unit-based compensation expense	940	963	3,923	2,000
Fair value gains on investment properties	(17,034)	(134,967)	(26,909)	(169,715)
Depreciation and amortization	28	176	272	531
Fair value losses (gains) on financial instruments	(937)	2,553	428	2,386
Loss on sale of investment properties	—	1,070	—	2,444
Amortization of issuance costs relating to debentures	135	213	406	679
Amortization of deferred financing costs	54	48	164	145
Deferred income taxes	7,114	22,984	13,721	36,449
Other	27	(283)	65	(1,463)

	$(7,881)	$(106,499)	$(3,138)	$(124,312)

Granite REIT 2017 Third Quarter Report 55

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Accounts receivable	$(564)	$2,066	$(928)	$2,161
Prepaid expenses and other	(901)	(670)	(631)	(436)
Accounts payable and accrued liabilities	(1,589)	133	(5,972)	(2,243)
Deferred revenue	441	(5,739)	4,397	(368)
Restricted cash	48	50	48	728

	$(2,565)	$(4,160)	$(3,086)	$(158)

(c)
Non-cash financing activities

  During the nine month period ended September 30, 2017, 22 thousand stapled units (2016 — 56 thousand stapled units) with a value of $1.0 million (2016 — $2.1 million) were issued under the Stapled Unit Plan.

(d)
Cash and cash equivalents consists of:

As at	September 30, 2017	December 31, 2016

Cash	$81,175	$109,414
Short-term deposits	109,746	136,801

	$190,921	$246,215

56 Granite REIT 2017 Third Quarter Report

13. FAIR VALUE AND RISK MANAGEMENT
(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at September 30, 2017:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total

Measurement basis	Fair value		Amortized cost		Fair value	Carrying Value	Fair Value

Financial assets
Other assets	$—		$464	(1)	$464	$464	$464
Accounts receivable	—		2,020		2,020	2,020	2,020
Prepaid expenses and other	1,075	(2)	—		—	1,075	1,075
Restricted cash	—		515		515	515	515
Cash and cash equivalents	—		190,921		190,921	190,921	190,921

	$1,075		$193,920		$193,920	$194,995	$194,995

Financial liabilities
Unsecured debentures, net	$—		$647,170		$652,415	$647,170	$652,415
Cross currency interest rate swaps	44,291		—		—	44,291	44,291
Other liability	8,629		—		—	8,629	8,629
Accounts payable and accrued liabilities	17	(3)	35,821		35,821	35,838	35,838
Distributions payable	—		10,206		10,206	10,206	10,206

	$52,937		$693,197		$698,442	$746,134	$751,379

  (1)
  Long-term receivables included in other assets.
  (2)
  Foreign exchange forward contracts included in prepaid expenses.
  (3)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.
Granite REIT 2017 Third Quarter Report 57

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2016:

	Fair value through profit or loss	Loans and receivables / other financial liabilities			Total	Total

Measurement basis	Fair value	Amortized cost		Fair value	Carrying Value	Fair Value

Financial assets
Other assets	$—	$530	(4)	$530	$530	$530
Accounts receivable	—	1,066		1,066	1,066	1,066
Prepaid expenses and other	1,486 (5)	—		—	1,486	1,486
Restricted cash	—	563		563	563	563
Cash and cash equivalents	—	246,215		246,215	246,215	246,215

	$1,486	$248,374		$248,374	$249,860	$249,860

Financial liabilities
Unsecured debentures, net	$—	$646,768		$658,325	$646,768	$658,325
Cross currency interest rate swaps	10,641	—		—	10,641	10,641
Other liability	7,777	—		—	7,777	7,777
Accounts payable and accrued liabilities	—	31,465		31,465	31,465	31,465
Distributions payable	—	10,226		10,226	10,226	10,226

	$18,418	$688,459		$700,016	$706,877	$718,434

  (4)
  Long-term receivables included in other assets.
  (5)
  Foreign exchange forward contracts included in prepaid expenses.

  The fair values of the Trust's accounts receivable, cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the other liability approximates its carrying value as it is revalued at each reporting date. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At September 30, 2017, the Trust held 14 outstanding foreign exchange forward contracts (December 31, 2016 — 13 contracts outstanding). The foreign exchange contracts are comprised of 11 contracts to purchase $39.1 million and sell €26.0million and three contracts to purchase US$ 18.0 million and sell €15.0 million. For the three and nine month periods ended September 30, 2017, the Trust recorded net fair value gains of $0.9 million (2016 — net fair value losses of $0.4 million) and net fair value losses of $0.4 million (2016 — net fair value gains of $1.2 million), respectively, on these outstanding foreign exchange forward contracts.

58 Granite REIT 2017 Third Quarter Report

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

  Level 1:    Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level  2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

  Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2017	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,748,990
Foreign exchange forward contracts included in prepaid expenses and other	—	1,075	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	652,415	—	—
Cross currency interest rate swaps	—	44,291	—
Other liability	—	—	8,629
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	17	—

Net assets (liabilities) measured or disclosed at fair value	$(652,415)	$(43,233)	$2,740,361

As at December 31, 2016	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,653,095
Foreign exchange forward contracts included in prepaid expenses and other	—	1,486	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	658,325	—	—
Cross currency interest rate swaps	—	10,641	—
Other liability	—	—	7,777

Net assets (liabilities) measured or disclosed at fair value	$(658,325)	$(9,155)	$2,645,318

Granite REIT 2017 Third Quarter Report 59

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2017 and the year ended December 31, 2016, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at September 30, 2017, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2017, the Trust's foreign currency denominated net assets are $1.7 billion primarily in US dollars and euros. A 1% change in the US dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $7.0 million and $9.5 million, respectively, to comprehensive income.

60 Granite REIT 2017 Third Quarter Report

14. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,748,990			$2,748,990
Investment in Granite LP	—	9	(9)	—
Other non-current assets	14,912			14,912

	2,763,902	9	(9)	2,763,902
Current assets:
Other current assets	5,339	69		5,408
Intercompany receivable(1)	—	4,598	(4,598)	—
Cash and cash equivalents	190,626	295		190,921

Total assets	$2,959,867	4,971	(4,607)	$2,960,231

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$647,170			$647,170
Other non-current liabilities	293,545			293,545

	940,715			940,715
Current liabilities:
Intercompany payable(1)	4,598		(4,598)	—
Other current liabilities	74,555	4,962		79,517

Total liabilities	1,019,868	4,962	(4,598)	1,020,232

Equity:
Stapled unitholders' equity	1,938,298	9		1,938,307
Non-controlling interests	1,701		(9)	1,692

Total liabilities and equity	$2,959,867	4,971	(4,607)	$2,960,231

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2017 Third Quarter Report 61

Balance Sheet	As at December 31, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,653,095			$2,653,095
Investment in Granite LP	—	8	(8)	—
Other non-current assets	7,888			7,888

	2,660,983	8	(8)	2,660,983
Current assets:
Other current assets	4,392	52		4,444
Intercompany receivable(1)	—	8,029	(8,029)	—
Cash and cash equivalents	246,182	33		246,215

Total assets	$2,911,557	8,122	(8,037)	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$646,768			$646,768
Other non-current liabilities	256,669			256,669

	903,437			903,437

Current liabilities:
Intercompany payable(1)	8,029		(8,029)	—
Other current liabilities	50,355	8,114		58,469

Total liabilities	961,821	8,114	(8,029)	961,906

Equity:
Stapled unitholders' equity	1,948,199	8		1,948,207
Non-controlling interests	1,537		(8)	1,529

Total liabilities and equity	$2,911,557	8,122	(8,037)	$2,911,642

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
62 Granite REIT 2017 Third Quarter Report

Income Statement	Three Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$55,322			$55,322
General and administrative expenses	5,675			5,675
Interest expense and other financing costs, net	4,658			4,658
Other costs and expenses, net	2,766			2,766
Share of (income) loss of Granite LP	—	—	—	—
Fair value gains on investment properties, net	(17,034)			(17,034)
Fair value gains on financial instruments	(937)			(937)
Acquisition transaction costs	296			296

Income before income taxes	59,898	—	—	59,898
Income tax expense	8,854			8,854

Net income	51,044	—	—	51,044

Less net income attributable to non-controlling interests	61		—	61

Net income attributable to stapled unitholders	$50,983	—	—	$50,983

Income Statement	Three Months Ended September 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$56,347			$56,347
General and administrative expenses	6,253			6,253
Interest expense and other financing costs, net	4,851			4,851
Other costs and expenses, net	1,376			1,376
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(134,967)			(134,967)
Fair value losses on financial instruments	2,553			2,553
Loss on sale of investment properties	1,070			1,070

Income before income taxes	175,211	2	(2)	175,211
Income tax expense	24,970			24,970

Net income	150,241	2	(2)	150,241

Less net loss attributable to non-controlling interests	(50)		(2)	(52)

Net income attributable to stapled unitholders	$150,291	2	—	$150,293

Granite REIT 2017 Third Quarter Report 63

Income Statement	Nine Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$165,465			$165,465
General and administrative expenses	19,416			19,416
Proxy contest expenses	5,866			5,866
Interest expense and other financing costs, net	14,037			14,037
Other costs and expenses, net	8,268			8,268
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(26,909)			(26,909)
Fair value losses on financial instruments	428			428
Acquisition transaction costs	296			296

Income before income taxes	144,063	1	(1)	144,063
Income tax expense	19,911			19,911

Net income	124,152	1	(1)	124,152

Less net income attributable to non-controlling interests	46		(1)	45

Net income attributable to stapled unitholders	$124,106	1	—	$124,107

Income Statement	Nine Months Ended September 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenues	$169,111			$169,111
General and administrative expenses	20,175			20,175
Interest expense and other financing costs, net	14,790			14,790
Other costs and expenses, net	5,854			5,854
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(169,715)			(169,715)
Fair value losses on financial instruments	2,386			2,386
Loss on sale of investment properties	2,444			2,444

Income before income taxes	293,177	3	(3)	293,177
Income tax expense	42,013			42,013

Net income	251,164	3	(3)	251,164

Less net income attributable to non-controlling interests	1,270		(3)	1,267

Net income attributable to stapled unitholders	$249,894	3	—	$249,897

64 Granite REIT 2017 Third Quarter Report

Statement of Cash Flows	Three Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$51,044	—	—	$51,044
Items not involving current cash flows	(7,881)			(7,881)
Changes in working capital balances	(2,827)	262	—	(2,565)
Other operating activities	(53)			(53)

Cash provided by operating activities	40,283	262	—	40,545

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(622)			(622)
— Developments or expansions	(448)			(448)
Acquisition deposit	(7,249)			(7,249)
Other investing activities	(193)			(193)

Cash used in investing activities	(8,512)	—	—	(8,512)

FINANCING ACTIVITIES
Distributions paid	(30,680)			(30,680)
Other financing activities	(5,518)			(5,518)

Cash used in financing activities	(36,198)	—	—	(36,198)

Effect of exchange rate changes	(1,386)			(1,386)

Net increase (decrease) in cash and cash equivalents during the period	$(5,813)	262	—	$(5,551)

Statement of Cash Flows	Three Months Ended September 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$150,241	2	(2)	$150,241
Items not involving current cash flows	(106,499)	(2)	2	(106,499)
Changes in working capital balances	(4,474)	314	—	(4,160)
Other operating activities	1,065			1,065

Cash provided by operating activities	40,333	314	—	40,647

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(733)			(733)
— Developments or expansions	(964)			(964)
Other investing activities	8,713			8,713

Cash provided by investing activities	7,016	—	—	7,016

FINANCING ACTIVITIES
Distributions paid	(28,667)			(28,667)
Other financing activities	(4,648)			(4,648)

Cash used in financing activities	(33,315)	—	—	(33,315)

Effect of exchange rate changes	2,328			2,328

Net increase in cash and cash equivalents during the period	$16,362	314	—	$16,676

Granite REIT 2017 Third Quarter Report 65

Statement of Cash Flows	Nine Months Ended September 30, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$124,152	1	(1)	$124,152
Items not involving current cash flows	(3,138)	(1)	1	(3,138)
Changes in working capital balances	(3,348)	262		(3,086)
Other operating activities	2,566			2,566

Cash provided by operating activities	120,232	262	—	120,494

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(1,453)			(1,453)
— Developments or expansions	(71,695)			(71,695)
Acquisition deposit	(7,249)			(7,249)
Other investing activities	(500)			(500)

Cash used in investing activities	(80,897)	—	—	(80,897)

FINANCING ACTIVITIES
Distributions paid	(92,048)			(92,048)
Other financing activities	(6,537)			(6,537)

Cash used in financing activities	(98,585)	—	—	(98,585)

Effect of exchange rate changes	3,694			3,694

Net increase (decrease) in cash and cash equivalents during the period	$(55,556)	262	—	$(55,294)

Statement of Cash Flows	Nine Months Ended September 30, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$251,164	3	(3)	$251,164
Items not involving current cash flows	(124,312)	(3)	3	(124,312)
Changes in working capital balances	(359)	201	—	(158)
Other operating activities	3,256			3,256

Cash provided by operating activities	129,749	201	—	129,950

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(1,577)			(1,577)
— Developments or expansions	(16,637)			(16,637)
Other investing activities	39,294			39,294

Cash provided by investing activities	21,080	—	—	21,080

FINANCING ACTIVITIES
Distributions paid	(84,416)			(84,416)
Other financing activities	(7,816)			(7,816)

Cash used in financing activities	(92,232)	—	—	(92,232)

Effect of exchange rate changes	(2,769)			(2,769)

Net increase in cash and cash equivalents during the period	$55,828	201	—	$56,029

66 Granite REIT 2017 Third Quarter Report

15. COMMITMENTS AND CONTINGENCIES
(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

(b)
At September 30, 2017, the Trust's contractual commitments related to construction and development projects amounted to approximately $24.0 million of which $6.4 million will be reimbursed from a tenant.

(c)
At September 30, 2017, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$451
Later than 1 year and not later than 5 years	1,663
Later than 5 years	—

$2,114

In
addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. As at September 30, 2017, the fair value of the investment properties situated on the land under ground leases is $51.1 million.

16. SUBSEQUENT EVENT

On October 6, 2017, the Trust acquired three income-producing industrial properties in the United States for $154.8 million (US$ 122.8 million), excluding acquisition costs. The acquisition was funded through a combination of a draw from the Credit Facility and cash on hand. During the three month period ended September 30, 2017, a deposit of $7.4 million (US$ 5.9 million) was made and Granite incurred $0.3 million of costs associated with the acquisition.

Granite REIT 2017 Third Quarter Report 67

REIT Information

Board of Trustees	Officers	Office Location
Kelly Marshall Chairman Peter Aghar Trustee Donald Clow Trustee Remco Daal Trustee Michael Forsayeth Trustee Samir Manji Trustee Al Mawani Trustee Gerald Miller Trustee

Michael Forsayeth
Chief Executive Officer

John De Aragon
Chief Operating Officer,
Co-Head Global Real Estate

Ilias Konstantopoulos
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Co-Head Global Real Estate

Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Michael Forsayeth
Chief Executive Officer
(647) 925-7600

 Ilias Konstantopoulos
Chief Financial Officer
(647) 925-7540

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2016 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com